SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Class “B” Preferred Shares
SEC Register (CUSIP) 20441B308 – Common Shares
LATIBEX Register 29922 – Class “B” Preferred Shares

NOTICE TO SHAREHOLDERS

As resolved by the 53rd Annual General Meeting of COPEL, held on April 17, 2008, the Company shall begin payments to shareholders as of May 16, 2008, as follows:

1.	DIVIDENDS:
1.1.	Gross amount: R$ 67,749,879.03
1.2.	Earnings per share
	1.2.1. For common shares	R$ 0.23622
	1.2.2. For class "A" preferred shares	R$ 0.41239
	1.2.3. For class “B” preferred shares	R$ 0.25990
1.3.	Taxes: Exempt, as per Law 9249/95

2.	INTEREST ON OWN CAPITAL:
2.1.	Gross amount: R$ 200,000,000.00
2.2.	Earnings per share
	2.2.1. For common shares	R$ 0.69734
	2.2.2. For class "A" preferred shares	R$ 1.21740
	2.2.3. For class “B” preferred shares	R$ 0.76723
2.3.	Taxes: 15.00%, as per Law 9249/95
2.4.	Legal entities that are EXEMPT from withholding income tax according to Brazilian legislation must submit proof of their status to the Company (address in item 4.1) by May 06, 2008 by means of a document issued by the Federal Revenue Service, or a legal decision or declaration mentioning the Law related to the exemption.

3.	MEANS OF PAYMENT
3.1.	Credited to current account (as per shareholders’ registration details).
3.2.	Credited to energy bills/invoices (for shareholders who are COPEL consumers).
3.3.	Bank payment order.

4.	ATTENDANCE
4.1.	CURITIBA: Service to Shareholders
	Rua Coronel Dulcídio, 800 - 2° andar	Telephone: DDG - 0800 41 2772 Fax : 0XX41 3331-2916
	CEP 80420-170	e-mail: acionistas@copel.com
4.2.	SÃO PAULO: Company Office
Alameda Santos, 1800 - 14° andar - cj.14 b
	CEP: 01418-200	Telephone/Fax: 0XX11 3289-7211
4.3.	STATE OF PARANÁ OUTSIDE CURITIBA: Company branches
4.4.	OVERSEAS DEPOSITARY BANK: THE BANK OF NEW YORK
ADR Administation
101 Barclay Street
New York, NY – 10286 USA
Telephone: (212) 815.3626

     Curitiba, April 24, 2008
PAULO ROBERTO TROMPCZYNSKI
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.